September 17, 2018

John Reynolds
Assistant Director
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated September 5, 2018, regarding
Prophecy Development Corp.
Amendment No. 1 to Draft Registration Statement on Form 20-F
Submitted August 27, 2018
CIK No. 0001545224

Dear Mr. Reynolds:

This letter responds to the staff’s comments set forth in the September 5, 2018 letter (the “Comment Letter”) regarding Amendment No. 1 to the above-referenced Draft Registration Statement on Form 20-F (the “Draft Registration Statement”). Set forth below are the Company’s responses to the staff’s comments in the Comment Letter. For convenience, the staff’s comments are included below, in each case, followed by the Company’s response to the comment.

In response to the staff’s comments, the Company has filed an Amendment to its Draft Registration Statement on Form 20-F with the Securities and Exchange Commission and such amendment has been filed publicly as a Registration Statement on Form 20-F (“Public Filing”).

The Company’s responses are as follows:

Risk Factors, page 6

History and Development of the Company, page 18

Staff Comment No. 1.

We note you describe your company as either an exploration and development stage or a development stage company in these locations and elsewhere in your filing. Without a reserve, as defined by the Guide 7(a) (1), your company must be in the exploration stage, as defined by Guide 7(a) (4) (i). As such, SEC’s Industry Guide 7 specifically requires that your filing describe your business activities as exploration state/stage requires that your filing describe your business activities as exploration state/stage activities until your company has reserves as defined in the Industry Guide 7.

John Reynolds
September 7, 2018

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has described itself as an exploration stage company and has described its business activities as exploration state/stage activities in the Public Filing.

Results from 2018 Preliminary Economic Assessment, page 29

Staff Comment No. 2.

We note you disclose the results of your Preliminary Economic Analysis (PEA) in your filing. Form 20-F Instruction 1(b)(ii) to Item 4.D states that reserves other than proven or probable reserves and estimated values of such reserves should not be disclosed, unless required by foreign law. Please explain the basis for including the PEA results or remove that information from the filing.

Prophecy Development Corp.’s Response:

In response to the staff’s comment, the Company has removed the PEA results in the Public Filing.

* * * * *

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,
Prophecy Development Corp.

/s/ John Lee
John Lee
Interim Chief Executive Officer

cc: James Guttman, Dorsey & Whitney LLP